ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2013 and includes information up to March 21, 2014 (the “Report Date”). The MD&A should be read in conjunction with the Company's audited financial statements and related notes to the financial statements for the period ended December 31, 2013. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risks Notice
This Management's Discussion and Analysis is a review of the Company's operations and financial position as at and for the year ended December 31, 2013, and plans for the future based on facts and circumstances as of March 20, 2014. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management's Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance
The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Sep. 20, 2018.

During the year ended December 31, 2013, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified possible targets for a future PGE exploration program on the Turnagain property during the 2013 field season. A detailed review of the metallurgical status of the project has been completed, and provided recommendations which identify the work required to take the metallurgy to a feasibility level.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. On October 2, 2012, the Company renewed two of the Wheaton Lime claims and let the two other claims expire.There was no work completed on this property during the year ended December 31, 2013 (2012 - $Nil).

The Company relies on equity financings and loans to fund its operations. During fiscal 2013, there were no share issuances or loans. At December 31, 2013, the Company's working capital was $122,794.

1.3 Selected Annual Information

	Dec 31 2011 IFRS	Dec 31 2012 IFRS	Dec 31 2013 IFRS
Total Revenues	0	0	0
Loss[1] before income taxes	1,630,631	699,600	364,231
Loss and comprehensive loss	1,630,653[2]	319,202[3]	295,579[4]
Loss per share	$0.02	$0.00	$0.00
Total Assets	32,254,766	33,849,384	33,490,472
Total Liabilities	636,628	413,988	232,619
Resource Properties written-down or written off in year	-	11,740	20,887

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The comprehensive loss in 2011 differs from the loss before taxes due to a deferred income tax expense.
3 The comprehensive loss in 2012 differs from the loss before taxes due to a future income tax recovery.
4 The comprehensive loss in 2013 differs from the loss before taxes due to a future income tax recovery.

1.4 Results from Operations

General and Administrative - During fiscal 2013 the Company cut all non-essential administrative expenses and limit the amount of exploration work in order to conserve cash. As a result the Company incurred a net loss of $259,579 ($0.00 per share) compared to a net loss of $319,202 ($0.00 per share) in fiscal 2012. The administrative expenses for 2013 were $400,304, down from $686,572 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $10,117 and $10,893 in 2013 and 2012, respectively. The second non-cash expense is stock-based compensation which recognizes the fair value of stock options granted and vested; these amounts were $118,036 and $Nil in 2013 and 2012, respectively. Excluding these items, the 2013 administrative expenses were $272,151, down from $675,679 in 2012. Consulting expenses in 2013 were $Nil (2012: $2,000), director fees in 2013 were $Nil (2012: $4,000), investor relations expenses in 2013 were $22,635 (2012: $128,561), legal and audit expenses in 2013 were $32,545 (2012: $45,874), management fees in 2013 were $72,500 (2012: $198,000) and office and general expenses in 2013 were $144,188 (2012: $275,070). Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $23,000 per month compared to $56,000 per month in 2012.

During 2013, the Company wrote off $20,887 in exploration properties (2012: $11,740) and paid $Nil of interest expense (2012: $7,144) to the CEO for providing an unsecured loan. During 2013, the CEO forgave $51,000 in accrued management fees (2012: $Nil), had a gain on the sale of assets of $572 (2012:$Nil) and earned $5,388 from interest income (2012: $5,856). The Company had deferred income tax recovery of $68,652 for 2013 (2012: $380,398).

Exploration - During the year ended December 31, 2013, the Company incurred exploration and evaluation costs of $129,575 (2012: $374,660) and a cost recovery of $56,480 (2012:$Nil).

1.5 Summary of Quarterly Results - see attached table on page 8.

1.6 Liquidity and 1.7 Capital Resources

At December 31, 2013, the Company had working capital of $122,794 compared to working capital of $384,518 as at December 31, 2012. Accounts payable and accrued liabilities at December 31, 2013 were $19,419. The Company's budget for administrative and technical support for the fiscal year ending December 31, 2014 is approximately $300,000, as of the date of this report, the Company does not have sufficient funds to meet this budget and will need to raise additional funds through private placements, loans or joint ventures.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA's interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. On February 24, 2014 the Company provided the CRA with a settlement offer for their consideration. Any recovery of additional METC, if received, will be recorded in the period received.

1.8 Off Balance sheet arrangements — N/A

1.9 Transactions with Related Parties

During the fiscal year ended December 31, 2013, the Company incurred and paid $161,229 in fees, and stock-based compensation with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2013 was $76,600 as compared to $298,644 the prior year which included $7,144 of interest expense. A total of $4,100 in deferred exploration expenses relate to amounts paid to one director for data management of our resource model. These services were billed to the Company at standard industry rates. Management fees aggregating $72,500 (2012: $198,000) were paid during the year to the Chief Financial Officer and the Corporate Secretary. During the year ended December 31, 2013, the Company incurred $Nil (2012:$4,000) in director fees and $Nil (2012:$7,144) from interest expense.

1.10 Fourth Quarter

Excluding adjustments for federal non-refundable tax credits of $62,174, property impairment of ($20,887) and cost recoveries of ($56,480), deferred exploration costs for the fourth quarter were $24,011, down from the $31,740 expended in the third quarter of 2013, and down from the $186,341 expended in the fourth quarter of 2012.

Excluding amortization, stock based compensation and reversing $76,500 of accrued management fees, there were $58,237 of administrative expenses during the fourth quarter of 2013; these expenses were up $7,472 from $50,765 expended in the third quarter of 2013 and down from the $132,123 expended in the fourth quarter of 2012.

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at December 31, 2013, the Company's financial statements reflect “Exploration and evaluation assets” with a balance of $32,988,113.The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

Income taxes
Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred taxes. Deferred taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated balance sheet as deferred tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company's future taxable income will be sufficient to permit the recovery of deferred tax assets. To the extent that such recovery is not probable, recognized deferred tax assets must be reduced to the recoverable amount. Judgement is required in determining the provision for income taxes and recognition of deferred tax assets and liabilities. Management must also exercise judgement in its assessment of continually changing tax interpretations, regulations and legislation, to ensure deferred tax assets and liabilities are complete and fairly presented. The effects of differing assessments and applications could be material.

1.13 Changes in Accounting Policies

Accounting standards issued but not yet effective:

Standard effective for annual periods beginning on or after January 1, 2014:

New interpretation IFRIC 21 “Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

Amendment to IAS 32 “Financial instruments: Presentation”

Amended to clarify requirements for offsetting of financial assets and financial liabilities. Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014.

None of the above standards have been early adopted or are expected to have a significant impact on the Company's consolidated financial statements.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its bank accounts. The Company's bank accounts are held with a major bank in Canada. As all of the Company's cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2013 and 2012.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2013 and 2012, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2013 and 2012.

Preliminary Economic Assessment
In October 2011, the Company released the results of a new Preliminary Economic Assessment (PEA) of its Turnagain Nickel Project. In a fundamental shift from the previous PEA released in 2010, the project would now produce nickel concentrate for sale rather than building an on-site refinery. The PEA is materially price sensitive to changes in the price of nickel and the exchange rate between the Canadian and US dollars. A review of the assumptions which formed the basis for the financial evaluation of the project have not materially changed.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company's primary objectives when managing capital is to safeguard and maintain the Company's financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2013, the President and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2013. There have been no changes in these controls during the fourth quarter of 2013 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

(a)           additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.HardCreekNickel.com

(b)           at December 31, 2013, the Company had 90,373,493 shares issued. The Company had 7,657,000 stock options outstanding, with exercise prices ranging from $0.10 to $0.50, a weighted average exercise price of $0.29 and a weighted average life of 2.23 years. In addition, 13,093,333 warrants were outstanding, with a weighted average exercise price of $0.12 and a weighted average life of 1.81 years.

Summary of Share data at December 31, 2013
		Weighted Average
		Price	Life in Years
Issued shares	90,373,493
Options	7,657,000	$0.29	2.23
Warrants	13,093,333	$0.09	1.81
Fully Diluted	111,123,826

Summary of Share data at March 21, 2014
		Weighted Average
		Price	Life in Years
Issued shares	90,373,493
Options	6,297,000	$0.29	1.88
Warrants	12,093,333	$0.08	1.82
Fully Diluted	108,763,826

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2012 IFRS	Q2 2012 IFRS	Q3 2012 IFRS	Q4 2012 IFRS	Q1 2013 IFRS	Q2 2013 IFRS	Q3 2013 IFRS	Q4 2013 IFRS

Total Revenues	0	0	0	0	0	0	0	0
Loss	238,029	191,891	129,260	140,420	234,025	131,436	69,043	(70,273)
Comprehensive loss	238,029	191,891	129,260	(239,978)[5]	234,025	131,436	69,043	(138,925)[6]
Basic & diluted earnings (loss) per share	.00	.00	.00	.00	.00	.00	.00	.00
Increase in exploration and evaluation assets — British Columbia properties	139,212	175,000	74,639	186,341	9,062	39,627	31,740	8,818

5 The Net Income in the fourth quarter of 2012 reflects a year end adjustment of $380,398 to reflect future income tax recovery.
6 The Net Income in the fourth quarter of 2013 reflects a year end adjustment of $68,652 to reflect future income tax recovery and $51,000 in forgiveness of debt.